

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2021

Jesse Prince
Chief Executive Officer
HappyNest REIT, Inc.
132 East 43rd St., Suite 441
New York, NY 10017

> **Re: HappyNest REIT, Inc.**
> **Offering Statement on Form 1-A**
> **Post Qualification Amendment No. 2**
> **Filed May 4, 2021**
> **File No. 024-10928**

Dear Mr. Prince:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post Qualification Amendment No. 2 Filed May 4, 2021

General

1. We note your response to comment 1. It appears that you are able to reject or suspend accepting subscriptions "only by completely suspending the App." This appears inconsistent with the last 2 paragraphs on page 131. Please revise to reconcile the apparent inconsistency.

Cover Page

2. We note your response to comment 2 regarding "the most recent publicly announced purchase price." Please disclose that you will make any change to NAV in an offering circular supplement or post-qualification amendment, as appropriate.

Risk Factors, page 26

3.   Please add a risk factor to address the potential violation of Section 5 of the Securities Act
due to your failure to file a post-qualification amendment pursuant to Rule 252(f)(2).
Please also disclose the number of securities sold between July 30, 2020 and the date that
you began segregating investor funds, and separately disclose the amount of investor
funds that you reserved after you began segregating investor funds.

MD&A
Results of Operations, page 95

4.   We note you disclose meeting your minimum offering amount of $300,000 (not including
$200,000 from your Sponsor) on June 10, 2020. Whereas other filings, including your
offering circular supplement filed May 1, 2020, disclose that you met your minimum
offering amount on April 24, 2020. Please clarify the initial closing date of your offering,
as well as its relationship to your $250,000 investment through CPI Fremont Three, LLC
on April 24, 2020.

We will consider qualifying your offering statement at your request. If a participant in
your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to
qualification.

We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

Please contact Christopher Dunham at (202) 551-3783 or James Lopez at (202) 551-3536
with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Morris F. DeFeo, Jr.